Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: April 14, 2014

THE BEST AND ONLY CHOICE FOR AUGUSTA SHAREHOLDERS Offer for Augusta Resource Corporation April 2014

Cautionary Information Forward Looking Information This presentation contains “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. All information contained in this presentation, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this presentation is qualified by this cautionary note. Forward-looking information includes information that relates to, among other things, our statements with respect to the anticipated timing, mechanics, completion and settlement of the Offer (as defined below), including the hearing by the British Columbia Securities Commission of our application to cease trade the shareholder rights plan (the “Augusta Poison Pill”), the prospects of Augusta Resource Corporation’s (“Augusta”) strategic review process, the value of the common shares of HudBay Minerals Inc. (“Hudbay”) received as consideration under the Offer, the value of Augusta common shares if the Offer is not successful, the permitting, development and financing of the Rosemont Project and the future financial performance and prospects of Augusta. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward looking information include, but are not limited to, the accuracy of Augusta’s public disclosure; the execution of our business and growth strategies, including the success of our strategic investments and initiatives; the availability of financing for our (and Augusta’s) exploration and development projects and activities; the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; and that all conditions to completion of the Offer will be satisfied or waived, including the waiver, termination or cease trading of the Augusta Poison Pill. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, the market value of the Hudbay shares received as consideration under the Offer and the impact of such issuance on the market price of the Hudbay shares, the development of the Rosemont project not occurring as planned, the exercising of dissent and appraisal rights by Augusta shareholders should a compulsory acquisition or subsequent acquisition transaction be undertaken, the reduced trading liquidity of Augusta shares not deposited under the Offer, Augusta becoming a minority-owned or majority-owned subsidiary of Hudbay after consummation of the Offer, the possibility that Hudbay may remain a minority shareholder of Augusta after consummation of the Offer without the ability to control the management or direction of Augusta, the inaccuracy of Augusta’s public disclosure upon which the Offer is predicated, the triggering of change of control provisions in Augusta’s agreements leading to adverse consequences, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of Hudbay’s projects (including the impact on project cost and schedule of construction delays and unforeseen risks and other factors beyond our control), depletion of Hudbay’s reserves, risks related to political or social unrest or change and those in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, dependence on key personnel and employee relations, volatile financial markets that may affect Hudbay’s ability to obtain financing on acceptable terms, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, Hudbay’s ability to comply with its pension and other post-retirement obligations, Hudbay’s ability to abide by the covenants in its debt instruments or other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in the Offer Documents and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this presentation or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law. INVESTOR PRESENTATION l 2

Cautionary Information (continued) Information Concerning Augusta Except as otherwise expressly indicated herein, the information concerning Augusta contained in this presentation has been taken from and is based solely upon Augusta's public disclosure on file with the relevant securities regulatory authorities. Augusta has not reviewed this document and has not confirmed the accuracy and completeness of the information in respect of Augusta contained in this presentation. Although Hudbay has no knowledge that would indicate that any information or statements contained in this presentation concerning Augusta taken from, or based upon, such public disclosure contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made, none of Hudbay’s directors or officers have verified the accuracy or completeness of such information or statements or for any failure by Augusta to disclose events or facts which may have occurred or which may affect the significance or accuracy of any such information or statements but which are unknown to Hudbay. Hudbay has no means of verifying the accuracy or completeness of any of the information contained herein that is derived from Augusta's publicly available documents or records or whether there has been any failure by Augusta to disclose events that may have occurred or may affect the significance or accuracy of any information. Except as otherwise indicated, information concerning Augusta is given based on information in Augusta's public disclosure available as of the date hereof. Cautionary Note in Respect of the Offer The full details of Hudbay’s offer to acquire all of the outstanding common shares of Augusta that it does not already own (the “Offer”) are set out in the takeover bid circular and accompanying offer documents, as amended, including the notices of extension and variation mailed to Augusta shareholders (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Hudbay has also filed a registration statement on Form F-10 (as amended, the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (as amended, the “Schedule TO”) with the Securities and Exchange Commission (the “SEC”). This presentation is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services at 1-866-229-8874 (North American Toll Free Number) or 1-416-867-2272 (outside North America), or by email at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181. This presentation does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Hudbay or Augusta. INVESTOR PRESENTATION 3

Cautionary Information (continued) The scientific and technical information in respect of Hudbay contained in this presentation related to the Constancia project has been prepared by or under the supervision of Cashel Meagher, P.Geo., Hudbay’s Vice President, South America Business Unit. The scientific and technical information related to all other sites and projects of Hudbay contained in this presentation has been prepared by or under the supervision of Robert Carter, P.Eng., Hudbay’s Director, Technical Services. Messrs. Meagher and Carter are Qualified Persons for the purposes of NI 43-101 – Standards of Disclosure for Mineral Projects. (“NI 43-101”). The mineral reserve and resource estimates included in or underlying assumptions referenced in this presentation were prepared in accordance with NI 43-101 and the Canadian Institute on Mining, Metallurgy and Petroleum Standards on Mineral Resources and Reserves: Definitions and Guidelines. Mineral resources that are not mineral reserves do not have demonstrated economic viability. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates may be affected by any known environmental, permitting, legal, title, taxation, socio-political, marketing or other relevant factors, please see the Technical Reports for each of Hudbay’s properties as filed on SEDAR at www.sedar.com. The disclosure in this presentation uses mineral resource classification terms and mineral resource estimates that comply with NI 43-101. NI 43-101 establishes standards for all public disclosure a Canadian issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained herein have been prepared in accordance with NI 43-101. These standards differ significantly from the mineral reserve disclosure requirements of the SEC set forth in Industry Guide 7. Consequently, reserve and resource information contained herein is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC. In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or their issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates referred to herein may not qualify as “reserves” under SEC standards. In addition, the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” are used to comply with the reporting standards in Canada. The SEC’s Industry Guide 7 does not recognize mineral resources and U.S. companies are generally not permitted to disclose resources in documents they file with the SEC. Investors are specifically cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred resource exists. It cannot be assumed that all or any part of “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources,” “indicated mineral resources,” or “inferred mineral resources” contained herein is economically or legally mineable. For the above reasons, information contained herein containing descriptions of mineral reserve and resource estimates is not comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC. INVESTOR PRESENTATION 4

The ONLY Compelling Value Proposition Significant 62% premium to Augusta’s 20-day VWAP on announcement Continued exposure to value creation at Rosemont Hudbay shares offer an attractive value proposition as construction assets come on stream Participation in diversified portfolio with strong growth and cash flow generation Immediate access to capital to advance Rosemont and surface value Proven management with technical, development and operating experience The Hudbay offer represents full and fair value and is the best alternative for Augusta shareholders Hudbay’s Offer Provides Full and Fair Value Augusta Lacks a Viable Alternative INVESTOR PRESENTATION 5 Source: Bloomberg

The ONLY Compelling Choice Augusta Shareholder Choices Wait for a Superior Offer? Stand-alone Plan? Support the Hudbay Offer The time to support Hudbay’s Offer is now Augusta’s strategic review process has failed Superior offer unlikely Substantial stand-alone company risks Construction and financing is not imminent Likelihood of significant value dilution Offers compelling value to Augusta shareholders, but will expire May 5th, 2014 if conditions not satisfied or waived, including Augusta’s SRP being waived, terminated or cease-traded INVESTOR PRESENTATION 6

Strategic Review Process Has Failed Wait for a Superior Offer? There is no competing proposal > Any interested party would likely have acted by now > The interest of parties will not change dramatically upon receipt of permits given expected appeals process and related legal challenges • While Augusta states that 10 parties have been conducting extensive diligence, no party appears to see greater value than Hudbay despite the benefit of access to the dataroom > Permits are only part of the reason the auction has failed; Augusta continues to understate the risks, costs and capital related to Rosemont development and operation > If Augusta believed that its strategic review process would result in an alternative transaction, it would not need to rely on its rights plan as a means of preserving the status quo Over two months since the announcement of Hudbay’s offer, Augusta has been unable to present a competing proposal INVESTOR PRESENTATION l 7

Augusta's Strategic Review Process is a Stalling Tactic

HUDBAY

Wait for a Superior Offer?

Precedent Unsolicited Mining Transactions with a Negotiated Alternative Proposal


Time to Alternate Proposal (1)
79 days
79 days
76 days
69 days
63 days
59 days
54 days
49 days(2)
49 days
47 days
44 days
35 days
22 days
Hudbay Offer will EXPIRE 85 days after announcement of the Offer
Average of 56 days to negotiate and announce an alternative proposal

Target	Osisko	Tyler Resources	IAMGOLD	Alcan	Frontera	Freewest	Hathor	Inco	Aurizon	Baffinland Iron Mines	Fording	Pioneer	Equinox
Unsolicited Bidder	Goldcorp	Mercator	GoldenStar	Alcoa	Invecture	Noront	Cameco	Teck Cominco	Alamos	Iron Ore Holdings	Sherritt	NovaGold	Minmetals
Alternate Proposal Counterparty	Yamana	Jinchuan	GoldFields	Rio Tinto	Southern Copper	Cliffs	Rio Tinto	Phelps Dodge	Hecla	ArcellorMittal	Teck Cominco	Barrick	Barrick
Offer Announcement Date	13-Jan-14	19-Oct-07	27-May-04	4-May-07	3-Dec-08	5-Oct-09	26-Aug-11	8-May-06	14-Jan-13	22-Sep-10	21-Oct-02	19-Jun-06	3-Apr-11

Source: Public disclosure

1. Number of days between the announcement of the unsolicited bidder's intention to make an offer and the announcement of a negotiated alternative transaction
2. Time between Teck Cominco announcing an unsolicited offer for all of Inco's outstanding shares and Phelps Dodge / Inco / Falconbridge announcing a two-step negotiated transaction whereby Inco would acquire Falconbridge by way of an enhanced offer and Phelps Dodge would then acquire the "new Inco"

INVESTOR PRESENTATION I 8

No Viable Stand-alone Plan Augusta has a large unfunded negative working capital position of ~$90mm1 and may not have enough cash to complete permitting Augusta lacks the financial resources to meet its near-term liabilities, let alone complete the required detailed engineering at Rosemont Contrary to Augusta’s assertions, funds received from Silver Wheaton and the JV partner cannot be used to repay the Red Kite loan that is due in the next 6 months (including the anticipated 3 month extension at a significant cost) Significant uncertainty in Augusta’s ability to secure project finance, which is multiples of its market capitalization Augusta's current financing arrangements for the Rosemont Project are contingent upon all material permits being in place without challenge or appeal Waiting is not an option for Augusta shareholders – Augusta has deep financial problems that threaten shareholder value right now INVESTOR PRESENTATION 9 Stand-alone Plan? No reasonable prospect of Augusta being fully financed and commencing construction in “mid-2014”2 As at December 31, 2013 per Augusta’s financial statements Construction timeline as disclosed in Augusta’s Directors’ Circular dated February 24, 2014

Augusta Continues to Mislead Shareholders

HUDBAY
Stand-alone Plan?


Milestones
2008
2009
2010
2011
2012
2013
2014
NEPA process officially launched
Draft Environmental Impact Statement
Initial Guidance
Repeated Delays
Final Environmental Impact Statement and Record of Decision
Initial Guidance
Repeated Delays
90-120 Day Comment and Resolution Period
Completion of Final ROD
?
Army Corps of Engineers Section 404 Permit
?
Revision of MPO and Reapplication for Air Quality and Aquifer Protection Permits
?
Revision of Mitigation Plan
?
4 Years Delayed with 11 Revisions
Initial ROD Guidance July 2010
Current Guidance Q2 2014
?

"The ROD is expected to be in the fourth quarter of 2010 and construction is planned for early 2011." – *Augusta's Q4 2009 MD&A*

"A [ROD] is expected to be issued late in the fourth quarter of 2011 and construction to begin in early 2012." – *Augusta's Q4 2010 MD&A*

"The Company expects the ROD to be issued in the second quarter of 2013 with construction to start in the second half of 2013." – *Augusta's Dec. 31, 2012 AIF*

"Construction is expected to start in the second quarter of 2014." – *Augusta's Q3 2013 MD&A*

Source: Augusta company disclosure

INVESTOR PRESENTATION I 10

Final Permits are NOT Imminent

HUDBAY

Stand-alone Plan?

Permits, approvals, appeals and litigation will continue into 2015

Outstanding	Current Status	Potential Delays
1 Final ROD	• **Objections under review** by the US Forest Service ("USFS") • There are **over 100 objectors**	• Unlikely to be issued in Q2 given extent of remaining process • **Subject to judicial appeal** under Administrative Procedure Act ("APA")
2 404 Permit	• **Mitigation plan unsatisfactory** according to US Army Corps • Revised plan was due April 1	• A decision from the Corps is expected by June 30, 2014, however (i) the **EPA has veto authority**, and (ii) this decision is **subject to judicial appeal** under the APA
3 Aquifer Protection Permit	• Under appeal and will likely **need to be amended** based on USFS FEIS recommended option	• Amendment is **subject to administrative and judicial review** • There is no statutory timeline for review • Current permit took ~15 months
4 Air Quality Permit	• Under appeal and will likely **need to be amended** based on USFS recommendations	• Amendment is **subject to administrative and judicial review** • There is no statutory timeline for review • Current permit took ~15 months
5 Mine Plan of Operations ("MPO")	• Review is ongoing • **Revised MPO** incorporating all requirements from Final ROD	• **No statutory timeline for review and acceptance** of the revised MPO

Current funding for the Rosemont Project is contingent upon all material permits being in place without challenge or appeal

Source: Public permitting information relating to Rosemont

INVESTOR PRESENTATION I 11

Legal Challenges will Impede Augusta’s Financing Augusta claims. Funds from the JV partner and Silver Wheaton will be released “once all of the material permits have been issued and project financing is in place. The Company expects to draw on these funds in the third quarter of 2014” Augusta expects to “use a portion of the UCM and Silver Wheaton funding to repay a portion of the Expanded Loan which is currently due on July 21, 2014” What is Augusta Hiding? However. Augusta is required to provide evidence satisfactory to Silver Wheaton that “all permits are in place without challenge or appeal” and “permits have been issued for at least 60 days without challenge or appeal” Augusta must be able to demonstrate to the satisfaction of Silver Wheaton that “all funds are in place to permit Completion (minimum 90% of 75,000 tpd) by the Targeted Completion Date (30 months from initial payment)” Funds from Silver Wheaton can be “used only to fund project development and construction unless Augusta can prove that it is fully funded without the Deposit, including cost overrun capital” Augusta continues to mislead shareholders with respect to their ability to fund near-term obligations and secure financing in a timely manner Source: Augusta Management Discussion & Analysis (Dec. 31, 2013), Silver Wheaton Precious Metals Purchase Agreement (Feb. 10, 2010) Critical Path to Financing Receipt of All Permits and Approvals Resolution of Permit Appeals and Litigation Funding from Silver Wheaton and JV Partner Becomes Available Negotiate Terms and Secure Project Finance with Lenders INVESTOR PRESENTATION l 12 Stand-alone Plan?

Junior Mining Optimism vs. Reality

HUDBAY

Stand-alone Plan?

	Augusta Guidance / Feasibility Study	Risks to Shareholder Value
Timing	Augusta claims construction will commence in mid-2014[1]	No reasonable prospect of construction commencing in 2014
Capital Expenditures	Development capital expenditures of over $1.2 billion	Expect increase of **20% or MORE**
	LOM sustaining capital expenditures of $276 million	Expect increase of **50% or MORE**
Operating Costs	LOM by-product cash costs of $1.02 / lb Cu	Expect increase of **10% or MORE**

Source: Augusta 2012 Rosemont Feasibility Study and Hudbay internal estimates

1. Construction timeline as disclosed in Augusta's Directors' Circular dated February 24, 2014

INVESTOR PRESENTATION I 13

Capex Creep Recently built mines by juniors have experienced significant capex creep Recently Completed North American Mines ? INVESTOR PRESENTATION l 14 Source: Public disclosure Stand-alone Plan? $789 $992 $915 $1,226 $943 $1,500 $1,570 20% 51% 72% Cost Overrun Canadian Malartic Detour Lake Mt. Milligan Rosemont Feasibility Estimate Final Estimate

Impact of Production Delays Source: Augusta 2012 Rosemont Feasibility Study at Street Consensus commodity prices of US$3.00/lb LT Cu and US$12.00/lb LT Mo and adjusted for current joint venture and stream structure Note: Cash burn of US$2.5 mm / month is assumed as per Augusta year-end disclosure; assumes FX rate of 1.098 C$/US$ Impact of Delay on Feasibility Study NPV at 10% Discount Rate A 2-year construction delay can erode over 20% of shareholder value INVESTOR PRESENTATION l 15 Stand-alone Plan? (12%) (17%) (22%) 12 Month Delay 18 Month Delay 24 Month Delay (C$1.69 / share) (C$1.30 / share) (C$0.88 / share)

Shareholders Face Significant Dilution Risk

HUDBAY

Stand-alone Plan?

Augusta will need to immediately raise capital to meet financial obligations

"…existence of a material uncertainty that raises **substantial doubt about the Company's ability to continue as a going concern** … dependent on the Company receiving the permits necessary for the construction of the Rosemont Project and raising additional debt or equity financing."
– Ernst & Young LLP, December 31, 2013 Financial Statements



Pre-Construction
Project Capex +$1 billion
$108mm (due in less than 6 months)
$26mm
$60mm
$30mm
Total ~$220mm
Potential Near-Term Dilution
~65% of Pre-Bid Market Cap
Red Kite Debt (incl. interest) 1
Other Near-Term Contractual Obligations 2
Detailed Engineering 1
Ongoing Permitting & Corporate G&A 2
Near-Term Funding Requirement
Project Funding Requirement

Source: Public disclosure

1. Based on Augusta's Directors' Circular dated February 24, 2014.
2. Based on Augusta Q4 2013 MD&A.

INVESTOR PRESENTATION I 16

Development Companies Languishing Independent Copper Developer Outcomes Stand-alone Copper Developer Median Returns Of the 30 largest copper developers, only 2 remain independent and have successfully reached productionbut underperformed the market Source: Company filings, TSX Datalinx Note: 30 largest copper development companies in 2007 based on TSX only 1. Greater than C$15 mm market capitalization Source: Bloomberg, company filings, TSX Datalinx 2. Returns shown from 02-Jan-07 to closing of transaction 3. Returns shown from 02-Jan-07 to present (2) (3) (3) (1) INVESTOR PRESENTATION l 17 Stand-alone Plan? 30 8 2 Copper Developers in 2007 Currently Remain in Development Currently in Production 62% 14% (43%) (69%) Acquired as a Developer S&P/TSX Diversified Base Metals Index Currently in Production Remained in Development

Augusta's Share Price will Likely Decline in the Absence of Hudbay's Offer

HUDBAY

Stand-alone Plan?

Relative Performance Since Announcement (%)



89.7%
(1.9%)
(7.6%)
(12.6%)
Augusta 20-day VWAP
S&P / TSX Diversified Mining Index
Spot Copper
Peer 20-day(1) VWAP

Implied Augusta Share Price (C$/share) (2)



$3.38
$1.75
$1.64
$1.56
Augusta 20-day VWAP
S&P / TSX Diversified Mining Index
Spot Copper
Peer 20-day VWAP

In the absence of Hudbay's offer, Augusta's share price is likely to return to its pre-announcement trading range

Source: FactSet

Note: Return shown based on Canadian dollar returns

1. Based on median peer return of volume-weighted-average-price over preceding 20 active trading days; Peers include Candente, CuDECO, Duluth, Hot Chili, Lumina Copper, Metminco, Nevada Copper, NGEx, Northern Dynasty, Panoro, Polymet, Redhawk, Western Copper & Gold
2. Based on unaffected 20-day VWAP on all Canadian exchanges at announcement of C$1.78

INVESTOR PRESENTATION I 18

The Benefits of Hudbay’s Offer Support the Hudbay Offer > The offer is the most compelling choice for Augusta shareholders, providing a significant upfront premium and the added potential value from re-rating as Lalor, Reed and Constancia come on stream > Opportunity to participate in a leading intermediate base metals producer with a portfolio of low-cost, long-life producing and fully-funded construction-stage assets with world-class copper , g p g y g pp production growth > Augusta shareholders will continue to benefit from future value enhancements at Rosemont without the single asset to risk which they are currently exposed > Hudbay has proven technical and operating experience to advance Rosemont through final stages of permitting and pre-construction, applying its 87-year track record of bringing new projects into production > Hudbay is well capitalized to advance Rosemont and complete construction at Constancia Augusta’s liquidity shortfalls without Augusta s risk of and materially dilutive financings The Hudbay offer represents full and fair value and is the best and only alternative for Augusta shareholders INVESTOR PRESENTATION l 19

Full and Fair Value on a Net Asset Value Basis

HUDBAY
Support the Hudbay Offer

Augusta's share price already reflects the strategic value of Rosemont



Over $1.5bn of financing and 3+ years to realize on a stand-alone basis
130%+ Premium to Peers
40%+ Premium to Peers
0.2x
0.3x
0.5x
0.6x
Average P/ NAV of AZC Peer Developers
Augusta 20-day P/NAV (Prior to Hudbay's Offer)
Hudbay Offer Implied P/NAV
Average P/NAV of Junior Producers

Source: FactSet, investment dealer research as at February 7, 2014
Developer peer group includes: Candente, Duluth Metals, Hot Chili, Lumina Copper, NGEx Resources, Northern Dynasty, Nevada Copper, Panoro Minerals, Polymet Mining, Western Copper
Junior producer peer group includes: Imperial Metals, Taseko, Copper Mountain

INVESTOR PRESENTATION I 20

Hudbay’s Offer is not a “Low Ball Bid” Support the Hudbay Offer Substantial premium to Augusta’s selected precedent transactions 20-day VWAP to VWAP Premium (%) 62% 52% 35% 35% 33% 26% 25% Average = 32% Average of precedent development copper transactions: 32% premium 21% Feb 2014 Hudbay Augusta Mar 2010 China Sci-Tech Chariot Jul 2010 Thompson Terrane Oct 2010 First Quantum Antares Jan 2011 Hudbay Norsemont Apr 2011 Capstone Far Mar 2010 CRCC Corriente Jun 2007 Chinalco Peru Source: Bloomberg, company disclosure West Copper INVESTOR PRESENTATION l 21

Hudbay’s Existing Project Pipeline Producing and construction-stage projects on-track to achieve growth milestones in 2014 Reflects only the mine component of the Lalor project Average life-of-mine copper production is 82,000 tonnes at US$1.25/lb cash costs, net of by-product credits; copper production is contained metal in concentrate; cash costs include the impact of the precious metals streaming transactions Production Construction 777 Manitoba Stable low-cost production Underground exploration program underway with the objective of extending the mine life Constancia Peru Initial production Q4 2014, commercial production expected Q2 2015 Project over 67% complete on a proportion spent basis as at Feb. 28, 2014 Pre-stripping activities commenced in March, critical path relocation agreements reached 22 year mine life with avg. annual Cu production of 116,000 tonnes at US$0.98/lb cash costs in first five years2 Reed Manitoba Initial production commenced in Sept. 2013 Commercial production expected in Q2 2014, on time and on budget Lalor Manitoba Production capacity to double in H2 2014 from main shaft and refurbished concentrator Underground exploration drilling in late 2014 Approximately 96% complete1, on time and on budget INVESTOR PRESENTATION l 22 Support the Hudbay Offer

Rosemont Development Timeline

HUDBAY

Support the Hudbay Offer

Construction of Rosemont aligns well with Hudbay's existing development timeline and cash flow



2014
2015
2016
2017
2018
Rosemont
Permitting and Appeals
Late 2015
Silver Wheaton and JV Partner Funding Available
Detailed Engineering / Updated Feasibility
~12 months
Construction
Redeploy Development Team
Production
Constancia
Construction
End 2014
~3 years of cash flow to fund Rosemont construction
Production
Commercial Q2 2015

Source: Hudbay internal estimates

INVESTOR PRESENTATION I 23

Strong Re-Rate Potential Hudbay’s share price is positioned to outperform based on attractive valuation and strong near-term growth Source: Bloomberg as at April 11, 2014 using independently prepared consensus estimates of CFPS and EBITDA Peers include: Antofagasta, Capstone, First Quantum, Imperial Metals, and Lundin Relative P / CFPS Relative EV / EBITDA INVESTOR PRESENTATION l 24 Support the Hudbay Offer 3.7x 2.4x 5.3x 4.7x EV / 2015E EBITDA EV / 2016E EBITDA Hudbay Peers Relative P / CFPS Hudbay Peers 4.8x 6.0x 2.9x 5.4x P / 2015E CF P / 2016E CF

Hudbay has created value for Augusta shareholders

HUDBAY

Support the Hudbay Offer

Augusta's share price has materially outperformed its peers and the copper price as a result of Hudbay's bid

Augusta Share Price Performance (Since Adopting Shareholder Rights Plan)

Performance	2013	2014 YTD
Augusta	(41%)	129%
Augusta Peers[1]	(46%)	1%
Spot Copper[2]	(10%)	(10%)



AZC TSX Share Price (C$)
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
19-Apr-13
19-May-13
19-Jun-13
19-Jul-13
19-Aug-13
19-Sep-13
19-Oct-13
19-Nov-13
19-Dec-13
19-Jan-14
19-Feb-14
19-Mar-14
Adopts Shareholder Rights Plan
USFS delivers PA FEIS to agencies for final comments
Signs project financing mandate letter
USFS announces completion date for FEIS
USFS completes FEIS
Draft Record of Decision Approval
Save the Scenic Santa Rita's comments on EPA letter
6 Month VWAP
3 Month VWAP
20 Day VWAP
Hudbay Offer Announced
AZC Spot
HBM Offer
Implied Based on Peers3

Source: Bloomberg; Augusta's share price information based on Canadian exchange data

(1) Peers include Hot Chili, Redhawk, Duluth, Nevada Copper, Western Copper & Gold, Polymet, CuDeco, Lumina Copper, NGEx, Northern Dynasty, Panoro, Candente, Metminco

(2) Based on LME pricing

(3) Range based on average spot and rolling 20-day VWAP performance of peers from February 5, 2014 (before unusual trading activity)

INVESTOR PRESENTATION I 25

Augusta’s SRP Blocks Shareholder Choice The Shareholder Rights Plan (SRP) has been designed to act as a tool of entrenchment for Augusta’s Board and management Shareholders do not have the right to choose to accept an offer Solicitation of proxies and right to act collectively in voting shares is prohibited – impedes replacement of the Board Ratified by only ~19% of Augusta’s disinterested shareholders, assuming insiders and former insiders voted for its approval The unusual terms of the SRP are not the market norm in Canada Unusual terms diverge from market norm, as noted by ISS Proxy Advisory Services in its recommendation against supporting the Augusta SRP in October, 2013 Hudbay’s offer will terminate if the SRP remains in effect The SRP restricts shareholder choice and puts the power solely in the hands of Augusta’s Board and management Do you trust management as the gatekeeper of all future bids? INVESTOR PRESENTATION l 26 Support the Hudbay Offer

Support the Hudbay Offer Now Search for a Superior Offer Return to the Status Quo Support the Hudbay Offer NO Superior Proposal Significant RISKS to Value The time to support Hudbay’s Offer is now The ONLY Compelling Choice INVESTOR PRESENTATION l 27 Support the Hudbay Offer